July 29, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sabra Health Care REIT, Inc.

Form 10-K for the fiscal year ended December 31, 2020

Filed February 22, 2021

File No. 001-34950

Form 8-K

Filed May 5, 2021

File No. 001-34950

Ladies and Gentlemen:

This letter sets forth the response of Sabra Health Care REIT, Inc. (“Sabra,” the “Company,” “we” or “our”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated July 1, 2021 (the “Comment Letter”), regarding the above-referenced filings with the Commission. For the convenience of the Staff, we have restated below the Staff’s comments in italics prior to our response to each such comment.

Form 8-K filed May 5, 2021

Exhibit 99.1

Same-Store Senior Housing - Managed Occupancy and NOI Margins, page 2

1.

We note your presentation of “Cash NOI Margin” and “Cash NOI Margin, excluding COVID-19 pandemic expenses and grant income” for your wholly-owned portfolio and the Enlivant Joint Venture. Please revise your presentation in future filings to clarify how these measures are calculated and comply with footnote 27 of Rule 33-8176 which requires a reconciliation of each non-GAAP financial measure used in the calculation and presentation of the ratio as calculated using the most directly comparable GAAP financial measure.

Response:

In future filings we will not include “Cash NOI Margin” and “Cash NOI Margin, excluding COVID-19 pandemic expenses and grant income” in our earnings release. Instead, in future filings, we plan to include “Cash NOI Margin” in our supplemental information presentation – this

U.S. Securities and Exchange Commission

July 29, 2021

was Exhibit 99.2 to the Form 8-K filed May 5, 2021. In such future supplemental information presentations that include Cash NOI Margin, we plan to also include a description of how Cash NOI Margin is calculated (Cash NOI divided by Resident Fees and Services) as well as a reconciliation of “Cash NOI” to the most comparable GAAP measure (Net Income). We believe that with the description of the calculation, the presentation of Cash NOI Margin will comply with footnote 27 of Rule 33-8176 as the numerator (Cash NOI) is being reconciled to the most comparable GAAP measure (Net Income) and the denominator (Resident Fees and Services) is a GAAP measure.

2.

Please tell us, and enhance future filings to describe the nature of the COVID-19 pandemic expenses and grant income and how you were able to determine they are incremental to your normal operations and nonrecurring. Refer to CF Disclosure Guidance: Topic No. 9.

Response:

The following is a description of the COVID-19 pandemic expenses and grant income, which we referenced in Exhibit 99.1 to our Form 8-K filed May 5, 2021:

COVID-19 pandemic expenses consist primarily of (i) personal protective equipment (“PPE”) costs, (ii) incremental labor costs (including bonuses, hero pay and additional labor needed to implement new health and safety protocols) and (iii) incremental supply costs required to implement new health and safety protocols (e.g., disposable food containers and stronger disinfectants), in each case incurred by operators in our Senior Housing - Managed portfolio specifically as a result of the COVID-19 pandemic. Grant income consists of funds specifically paid to operators in our Senior Housing - Managed portfolio from state or federal governments related to the pandemic and were incremental to the amounts these operators would have otherwise received for providing care to their residents.

In future filings where we reference these terms, we will define them as set forth above.

Regarding the determination that COVID-19 pandemic expenses and grant income are non-recurring, we evaluated the nature of the income and expenses together with the observed historical trends in these items. The issuance of funds recognized by us as grant income varied from state to state and the methodologies included payment based on the number of beds or units in a facility, payment based on the submitted costs associated with the pandemic (e.g., testing supplies, PPE costs) and payment based on the number of hours worked by certain front-line staff. As a result, the amounts were clearly distinguishable from amounts billed for providing care to the residents of these facilities in the normal course. Although we may continue to experience heightened pandemic-related expenses during the pendency of the pandemic, including as a result of new and more contagious and/or vaccine resistant variants, we view both the COVID-19 pandemic expenses and the grant income to be nonrecurring since several of these items were one-time in nature and others have been reduced to immaterial amounts over time (e.g., disposable food containers, incremental labor for certain functions) and are therefore not expected to be part of the normal and recurring income and expense structure of these facilities. We intend to discontinue our adjustments for COVID-19 pandemic expenses and grant income when such costs are no longer incurred or, with respect to any COVID-19 pandemic expenses, at such time as we determine that such COVID-19 pandemic expenses are expected to continue beyond the current COVID-19 pandemic and become normal and recurring expenses of the facilities (which we do not currently expect).

U.S. Securities and Exchange Commission

July 29, 2021

Exhibit 99.3

Cash NOI by Facility Type, page 6

3.	Please describe and disclose in further detail the annualizing adjustments made to same store cash NOI.

Response:

In future filings that include this reconciliation, we will include the following footnote to the “Annualizing Adjustments” line item:

Represents the annual effect of acquisitions, dispositions, lease modifications and scheduled rent increases completed during the period and mathematical adjustments needed to make Cash Net Operating Income for the period representative of Cash Net Operating Income for a full year. Annualizing adjustments also include the removal of COVID-19 pandemic expenses, grant income, and triple-net operating expenses (net of recoveries).

* * *

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (949) 679-0243 or by email at handrews@sabrahealth.com with any questions or comments regarding this letter.

Very truly yours,

/s/ Harold W. Andrews, Jr.

Harold W. Andrews, Jr. Executive Vice President, Chief Financial Officer and Secretary

cc:	Michael Costa, Executive Vice President, Finance and Chief Accounting Officer

Sabra Health Care REIT, Inc.